TransCon™ CNP (navepegritide) ApproaCH Trial Topline Results September 16, 2024 TransCon CNP is an investigational product candidate. For investor communication only. Not for use in product promotion. Not for further distribution. Exhibit 99.1

Cautionary Note on Forward-Looking Statements This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, such as statements regarding our expected timing for submission of certain regulatory filings related to TransCon CNP; our expectations regarding TransCon CNP’s potential to meet the need for a treatment addressing the health and quality-of-life complications of achondroplasia; our development plans for TransCon CNP; our ability to apply our TransCon technology platform to build a leading, fully integrated biopharma company, particularly in the treatment of skeletal dysplasias and growth disorders; plans and objectives of management for future operations and commercialization activities; and future results of current and anticipated products and product candidates, are forward-looking statements. These forward-looking statements are based on our current expectations and beliefs, as well as assumptions concerning future events. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties and other factors are more fully described in our reports filed with or submitted to the Securities and Exchange Commission (SEC), including, without limitation, our most recent Annual Report on Form 20-F filed with the SEC on February 7, 2024, particularly in the sections titled “Risk Factors” and “Operating and Financial Review and Prospects.” In light of the significant uncertainties in our forward-looking statements, you should not place undue reliance on these statements or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. Any forward-looking statement made by us in this presentation speaks only as of the date of this presentation and represents our estimates and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these statements publicly, whether as a result of new information, future events, changed circumstances or otherwise after the date of this presentation. This presentation concerns anticipated products that are under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration or any other foreign regulatory authority. These anticipated products are currently limited by Federal law to investigational use, and no representation is made as to their safety or effectiveness for the purposes for which they are being investigated. TransCon CNP is an investigational product candidate. For investor communication only. Not for use in product promotion. Not for further distribution. © 2024 Ascendis Pharma. Ascendis, Ascendis Pharma, the Ascendis Pharma logo, the company logo, TransCon, and SKYTROFA® are trademarks owned by the Ascendis Pharma group.

Executive Summary

ApproaCH TRIAL

- The pivotal ApproaCH Trial in children aged 2-11 years achieved primary objective
  - TransCon CNP demonstrated AGV superior to placebo with LS mean treatment difference of 1.49 cm/year at Week 52 ($p<0.0001$)
  - For children aged 5-11 years TransCon CNP demonstrated a change from baseline AGV superior to placebo with LS mean treatment difference of 1.78 cm/year at Week 52 ($p<0.0001$)
  - Children with achondroplasia treated with TransCon CNP exceeded growth rate of general population, providing catch-up growth without accelerated bone age
- Other endpoints supportive that TransCon CNP may provide benefits beyond linear growth
  - Treatment with TransCon CNP resulted in numerical improvements in health-related quality of life compared to placebo as observed in several ACEM domains
  - Patients dosed with TransCon CNP demonstrated statistical improvement in body proportionality compared to baseline
- TransCon CNP was generally well-tolerated, with low frequency of mild injection site reactions
  - Continued to show safety results similar to placebo and was well-tolerated, with generally mild TEAEs
  - No evidence of hypotensive effect
  - Injections were generally well tolerated, with low frequency of injection site reactions (0.41 events per patient year), all mild

Once-weekly TransCon CNP has potential to address the needs for an efficacious, safe, tolerable, and convenient treatment

Data on file, Ascendis Pharma 2024.

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ApproaCH Pivotal Trial Design:
TransCon CNP in Children with Achondroplasia Ages 2 to 11 years

ApproaCH TRIAL

Double-blind, placebo-controlled trial with an open-label extension period
84 children (ages 2 to 11 years) with achondroplasia randomized 2:1 (TransCon CNP:Placebo)

Double-Blind Period — Week 52 — Open-Label Extension Period — Week 104

57 Participants TransCon CNP 100 µg/kg/wk → TransCon CNP 100 µg/kg/wk

27 Participants Placebo → TransCon CNP 100 µg/kg/wk

Primary Objective
Evaluate efficacy of TransCon CNP on annualized growth velocity (AGV)

Secondary Objective
Evaluate efficacy of TransCon CNP on height Z-score
Evaluate impact of TransCon CNP on health-related QoL

Safety Objective
Evaluate safety & tolerability of TransCon CNP

Sample Size and Stratification
84 randomized participants, stratified by age and sex (aged < 5 years, aged ≥ 5 years and female, aged ≥ 5 years and male)

Countries
United States, Canada, Denmark, Ireland, Spain, United Kingdom, Australia, New Zealand

Primary Endpoint
Annualized growth velocity (AGV) at Week 52

Secondary Endpoints
Change from baseline in height Z-score at Week 52
Change from baseline in SF-10 physical summary score at Week 52
Change from baseline in ACEM-PF, ACEM-DF, ACEM-OSM scores at Week 52

Safety Endpoint
Incidence of treatment emergent adverse events (TEAEs) and safety assessments

Selected Other Endpoints
Bone age
Upper- to lower-body segment ratio (proportionality)
ACEM-EW
Muscle functionality test

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Demographics and Baseline Characteristics (1/2) Full Analysis Set TransCon CNP (n=57) Placebo (n=27) Overall (N=84) Age (years), mean (SD) 5.6 (2.6) 6.0 (2.7) 5.7 (2.6) Age (years) group, n (%) 2-4 5-7 ≥8 21 (36.8) 26 (45.6) 10 (17.5) 10 (37.0) 10 (37.0) 7 (25.9) 31 (36.9) 36 (42.9) 17 (20.2) Sex, n (%) Female Male 26 (45.6) 31 (54.4) 13 (48.1) 14 (51.9) 39 (46.4) 45 (53.6) Strata (sex, years), n (%) <5 years ≥5 years and female ≥5 years and male 21 (36.8) 17 (29.8) 19 (33.3) 10 (37.0) 8 (29.6) 9 (33.3) 31 (36.9) 25 (29.8) 28 (33.3) Region, n (%) United States Europe Rest of world 14 (24.6) 29 (50.9) 14 (24.6) 8 (29.6) 14 (51.9) 5 (18.5) 22 (26.2) 43 (51.2) 19 (22.6) TransCon CNP is an investigational product candidate. For investor communication only. Not for use in product promotion. Not for further distribution. Data on file, Ascendis Pharma 2024.

Demographics and Baseline Characteristics (2/2) Full Analysis Set TransCon CNP (n=57) Placebo (n=27) Overall (N=84) Height (cm), mean (SD) 88.9 (12.9) 89.1 (11.5) 89.0 (12.4) ACH-specific height Z-score*, mean (SD) 0.18 (0.92) -0.11 (0.73) 0.09 (0.87) CDC (general population) height Z-score**, mean (SD) -4.90 (0.98) -5.21 (0.93) -5.00 (0.97) Weight (kg), mean (SD) 17.8 (6.9) 16.8 (4.6) 17.5 (6.3) BMI (kg/m2), mean (SD) 21.7 (2.7) 20.9 (2.8) 21.4 (2.7) Genetic variant causing achondroplasia, n (%) 1138G>A 1138G>C Other 54 (94.7) 3 (5.3) 0 24 (88.9) 0 3 (11.1) 78 (92.9) 3 (3.6) 3 (3.6) Age at ACH diagnosis (years), n (%) Pre-birth At birth ≥0 to 6 months ≥6 to 12 months ≥12 months 15 (26.3) 20 (35.1) 18 (31.6) 2 (3.5) 1 (1.8) 9 (33.3) 6 (22.2) 9 (33.3) 3 (11.1) 0 24 (28.6) 26 (31.0) 27 (32.1) 5 (6.0) 1 (1.2) Well balanced between key baseline demographics such as height, sex, and age TransCon CNP is an investigational product candidate. For investor communication only. Not for use in product promotion. Not for further distribution. Data on file, Ascendis Pharma 2024. *Hoover-Fong JE, et al. US. Orphanet J Rare Dis. 2021;16(1):522. **https://www.cdc.gov/nccdphp/dnpao/growthcharts/index.htm

Overview of Treatment Emergent Adverse Events (TEAEs) Safety analysis set TransCon CNP (n=57) n (%) Placebo (n=27) n (%) Any Adverse Event Grade 1 Grade 2 Grade 3 Grade 4 Grade 5 52 (91%) 52 (91%) 16 (28%) 4 (7%) 0 0 26 (96%) 25 (93%) 11 (41%) 1 (4%) 0 0 Any treatment-related adverse events 12 (21%) 7 (26%) Serious adverse events 3 (5%) 3 (11%) Adverse events of special interest Injection site reactions Fractures Symptomatic hypotension 11 (19%) 11 (19%) 0 0 4 (15%) 4 (15%) 0 0 AE leading to discontinuation of study drug AE leading to withdrawal from trial AE leading to death 0 0 0 0 0 0 Safety and tolerability results comparable to placebo, with generally mild TEAEs TransCon CNP is an investigational product candidate. For investor communication only. Not for use in product promotion. Not for further distribution. Data on file, Ascendis Pharma 2024.

TransCon CNP Safety and Tolerability Results

ApproaCH TRIAL

- TransCon CNP showed safety results comparable to placebo and was generally well tolerated, with generally mild TEAEs
- Majority of AEs were mild (Grade 1) or moderate (Grade 2) and typical for children of these ages
- No AEs led to discontinuation of TransCon CNP or withdrawal from the trial and no SAEs were assessed as related to TransCon CNP
- No deaths were reported
- No fractures or other bone-related safety events observed
- No evidence of hypotensive effect with TransCon CNP
- Injections were generally well tolerated, with low frequency of injection site reactions (0.41 events per patient year), all mild

Data on file, Ascendis Pharma 2024.

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Primary Endpoint: Annualized Growth Velocity at Week 52

ApproaCH TRIAL

	TransCon CNP (n=57)	Placebo (n=27)
LS Mean AGV (cm/yr) at Week 52	5.89	4.41
LS Mean Difference [95% CI] (TransCon CNP vs. Placebo)	1.49 [1.05, 1.93]	
p-value (TransCon CNP vs. Placebo)	p <0.0001	

ANCOVA model.

TransCon CNP achieved the primary objective, demonstrating superiority over placebo

Data on file, Ascendis Pharma 2024.

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Observed Annualized Growth Velocity Over 52 Weeks

ApproaCH TRIAL



Annualized Growth Velocity (cm/year) Mean (±SE)
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.95
3.75
5.95
4.29
Baseline
Week 12
Week 26
Week 39
Week 52
(Observed values)
TransCon CNP
Placebo

Children treated with TransCon CNP increased their AGV 2.00 cm/year over 52 weeks

Data on file, Ascendis Pharma 2024.

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TransCon CNP is an investigational product candidate. For investor communication only. Not for use in product promotion. Not for further distribution.

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TransCon CNP demonstrated superior AGV compared to placebo in both age groups Sub-Group Analyses: Primary Endpoint by Age Groups ANCOVA model. Sub-group analyses by age 2 to <5 years 5-11 years TransCon CNP (n=21) Placebo (n=10) TransCon CNP (n=36) Placebo (n=17) LS Mean AGV (cm/yr) at Week 52 6.07 5.06 5.79 4.02 LS Mean Difference [95% CI], p-value (TransCon CNP vs. Placebo) 1.02 [0.29, 1.74] 1.78 [1.22, 2.33] p-value (TransCon CNP vs. Placebo) p=0.0084 p<0.0001 TransCon CNP is an investigational product candidate. For investor communication only. Not for use in product promotion. Not for further distribution. Data on file, Ascendis Pharma 2024. ANCOVA model.

Sub-Group Analyses: Change from Baseline AGV by Age Group

ApproaCH TRIAL

Sub-group analyses by age	2 to <5 years		5-11 years	
	TransCon CNP (n=19)	Placebo (n=10)	TransCon CNP (n=35)	Placebo (n=17)
Change from Baseline AGV at Week 52, LS Mean	1.57	0.43	2.29	0.52
Treatment Difference, [95% CI], (TransCon CNP vs. Placebo)	1.15 [0.40, 1.89]		1.78 [1.20, 2.35]	
p-value (TransCon CNP vs. Placebo)	p=0.0047		p<0.0001	

ANCOVA model.

TransCon CNP demonstrated significant change from baseline AGV compared to placebo by age group

Data on file, Ascendis Pharma 2024.

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TransCon CNP is an investigational product candidate. For investor communication only. Not for use in product promotion. Not for further distribution.

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Secondary Endpoint: Change from Baseline in Height Z-score at Week 52 ACH Height Z-Score TransCon CNP (n=57) Placebo (n=27) LS Mean CFB at Week 52 0.30 0.01 LS Mean Difference [95% CI] (TransCon CNP vs. Placebo) 0.28 [0.18, 0.39] p-value (TransCon CNP vs. Placebo) <0.0001 CDC Height Z-score TransCon CNP (n=55) Placebo (n=27) LS Mean CFB at Week 52 0.15 -0.15 LS Mean Diff [95% CI] (TransCon CNP vs. Placebo) 0.30 [0.14, 0.45] p-value (TransCon CNP vs. Placebo) 0.0003 TransCon CNP achieved secondary objective demonstrating superiority over placebo TransCon CNP is an investigational product candidate. For investor communication only. Not for use in product promotion. Not for further distribution. Data on file, Ascendis Pharma 2024. ANCOVA model.

Change from Baseline in Height Z-score Over 52 Weeks

ApproaCH TRIAL



ACH* Height Z-score
Change from Baseline Mean (±SE)
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
-0.05
Baseline
Week 12
Week 26
Week 39
Week 52
Visit
TransCon CNP
Placebo



CDC** Height Z-score
Change from Baseline Mean (±SE)
0.20
0.10
0.00
-0.10
-0.20
Baseline
Week 12
Week 26
Week 39
Week 52
Visit
TransCon CNP
Placebo

Children with achondroplasia treated with TransCon CNP exceeded growth rate of general population, providing catch-up growth without accelerated bone age

*Hoover-Fong JE, et al. *US. Orphanet J Rare Dis.* 2021;16(1):522. **https://www.cdc.gov/nccdphp/dnpao/growthcharts/index.htm

Data on file, Ascendis Pharma 2024.

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Results Beyond Linear Growth

ApproaCH TRIAL

- In the total trial population, treatment with TransCon CNP resulted in numerical improvements in health-related quality of life compared to placebo as observed in several ACEM domains
  - At baseline, parents of children generally reported lower burden of health-related quality of life compared to the ACcomplisH Trial
- Selected endpoints beyond linear growth:
  - Health-related signs and symptoms and quality of life measures: ACEM-OSM, -PF, -DL, -EW and SF-10 PHS
  - Muscle functionality testing (exploratory endpoint)
- Predefined sub-group analyses of ACEM-Physical Functioning demonstrated potential treatment effect, supported by muscle functionality test results

For children with health-related QoL burden at baseline a potential treatment effect was observed across several HRQoL domains of the ACEM measures

ACEM: Achondroplasia Child Experience Measure, -OSM: Observable Signs Measure, -PF: Impact Physical Functioning, -DL: Impact Daily Living Functioning, -DW:Impact Emotional-Wellbeing, SF-10 PHS: SF-10 Health Survey for Children Physical Summary Score

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Results in Patients with Reported Health-Related QoL Burden at Baseline*

Total Trial Population



TransCon CNP Better
Placebo Better
ACEM Observable Signs Measure
ACEM Physical Functioning
ACEM Daily Living Functioning
ACEM Emotional Well-Being
-40
-30
-20
-10
0
10
20
Δ Least Squares Means (95% CI)

Patients with HRQoL Burden ≥20 at Baseline*



TransCon CNP Better
Placebo Better
p=0.05
-40
-30
-20
-10
0
10
20
Δ Least Squares Means (95% CI)

n		Δ Least Squares Means
TransCon CNP	Placebo	
28	13	-9.80
29	12	-7.49
45	24	-3.36
24	11	-9.96

*Post hoc analysis of data with baseline scores at or above 20. Nominal p-value.

Data on file, Ascendis Pharma 2024.

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TransCon CNP is an investigational product candidate. For investor communication only. Not for use in product promotion. Not for further distribution.

Results in ACEM-PF Predefined Sub-Group Are Supported by Exploratory Muscle Functionality Endpoint



TransCon CNP Better
Placebo Better
ACEM Physical Functioning <5 years
p=0.037
-30
-20
-10
0
10
20
30
Δ Least Squares Means (95% CI)

n		Δ Least Squares Means
TransCon CNP	Placebo	
20	10	-11.1



Placebo Better
TransCon CNP Better
Muscle Strength* 5-8 years
p=0.012
-0.6
-0.4
-0.2
0.0
0.2
0.4
0.6
Δ Least Squares Means (95% CI)

n		Δ Least Squares Means
TransCon CNP	Placebo	
24	7	0.20

*Week 52 Body-weight normalized torque in Knee Extension test [N*m/kg]; Exploratory end-point in trial subjects ≥5years at testing. Sub-group age at testing. Nominal p-values.

Data on file, Ascendis Pharma 2024.
17 | TransCon CNP is an investigational product candidate. For investor communication only. Not for use in product promotion. Not for further distribution.

ApproaCH Body Proportionality



TransCon CNP
Placebo
Upper to Lower Body Segment Ratio (Change from Baseline) Mean (±SE)
0.02
0.01
0
-0.01
-0.02
-0.03
-0.04
-0.05
-0.06
Baseline
Week 12
Week 26
Week 39
Week 52

Patients dosed with TransCon CNP demonstrated statistical improvement in body proportionality compared to baseline (p=0.02) while placebo was unchanged from baseline (p=0.43)

Nominal p-value. Data on file, Ascendis Pharma 2024.

TransCon CNP is an investigational product candidate. For investor communication only. Not for use in product promotion. Not for further distribution.

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Summary & Next Steps The pivotal ApproaCH Trial results support the desired target product profile of once-weekly TransCon CNP delivering continuous exposure of CNP Plan to submit New Drug Application to the U.S. FDA for TransCon CNP for treatment of children with achondroplasia in the first quarter of 2025 Plan to submit a Marketing Authorisation Application for treatment of children with achondroplasia to the European Medicines Agency during the third quarter of 2025 Comprehensive development plans continue with ongoing and planned trials to support TransCon CNP in additional patient populations Strong retention with all 82 children who completed the double-blind period are continuing in the open-label extension of ApproaCH With once-weekly SKYTROFA and TransCon CNP, Ascendis is uniquely positioned to become the leader in treatment of skeletal dysplasias and growth disorders TransCon CNP is an investigational product candidate. For investor communication only. Not for use in product promotion. Not for further distribution.

Vision 2030

Achieve blockbuster status for multiple products and expand our engine for future innovation

- **Be the Leading Endocrinology Rare Disease Company**
  - Achieve blockbuster status (>$1B) for TransCon PTH, TransCon hGH, and TransCon CNP through worldwide commercialization
  - Be the leader in Growth Disorders and Hypoparathyroidism, pursuing clinical conditions, innovative LCM and complementary patient offerings
  - Expand pipeline with Endocrinology Rare Disease blockbuster product opportunities
- **Create Value in Additional Therapeutic Areas through Innovative Business Models**
  - Obtain accelerated approval in oncology with registrational trials ongoing
  - Pursue TransCon product opportunities in >$5B indications
  - Maximize value creation of these product opportunities through collaboration with therapeutic area market leaders
- **Differentiate with Ascendis Fundamentals**
  - Outperform industry drug development benchmarks with Ascendis' product innovation algorithm
  - Remain independent as a profitable biopharma through lean and flexible ways of working
  - Let our values Patients, Science, Passion drive our decisions to success

PATIENTS
SCIENCE
PASSION

20 | TransCon CNP is an investigational product candidate. For investor communication only. Not for use in product promotion. Not for further distribution.

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